UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Completion of Conversion of Morgan Stanley Convertible Preferred Stock into Morgan Stanley Common Stock

Tokyo, July 1, 2011 — On June 30, 2011, Mitsubishi UFJ Financial Group, Inc. (Director and President: Katsunori Nagayasu) (“MUFG”) converted all of its holding of Morgan Stanley convertible preferred stock into Morgan Stanley common stock, after adjustment of the conversion rate. This is in accordance with the agreement between MUFG and Morgan Stanley as announced in the release titled “Mitsubishi UFJ Financial Group and Morgan Stanley Announce Agreement to Convert Morgan Stanley Convertible Preferred Stock to Common Stock” as of April 21, 2011.

As a result, MUFG now directly holds approximately 22.4% of the voting rights of Morgan Stanley and Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG.

Overview of Morgan Stanley

(1) Trade Name	Morgan Stanley

(2) Representative	James P. Gorman, CEO

(3) Address	1585 Broadway, New York, NY 10036, U.S.A.

(4) Established	1935

(5) Main business	Securities business

(6) Shareholders’ equity	US$58,186 million (as of March 31, 2011)

(7) Total number of shares issued	1,930,122,221 shares*

(8) Fiscal year-end	December

(9) Stock exchange on which shares are listed	New York Stock Exchange

*	The number of shares of Common Stock outstanding as of April 30, 2011 plus the shares of Common Stock issued upon conversion of the convertible preferred stock.

The amount by which the amount corresponding to MUFG’s interests in the net assets of Morgan Stanley as of the conversion exceeds the convertible preferred stock acquisition cost (negative goodwill) will be recognized as profits in the consolidated loss or profit of MUFG. The impact of the conversion on the consolidated financial results of MUFG will be announced once it is determined.

Reference:

Public Relations Div., Mitsubishi UFJ Financial Group

Tel: 81-3-3240-7651